SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 7, 2008

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F     X                                                              Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Yes    __                                               No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Yes    __                                              No     X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:
Yes    __                                               No     X

  If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated April 7, 2008, announcing the filing of the 2007 Form 20F and French "Document de Référence".

Filing of the 2007 Form 20F and French “Document de Référence”

Paris, France, April 7, 2008 – Dassault Systèmes (DS) (Nasdaq: DASTY ; Euronext Paris: #13065, DSY.PA) reported today the filing of 2007 Form 20F with the Securities and Exchange Commission (SEC) and its “Document de Référence” (including the Annual Financial Report) with the French Autorité des Marchés Financiers on April 4, 2008.

These documents are available on Dassault Systèmes’ website at http://www.3ds.com (heading corporate/investors/financial-reports/). Hard copies of the Form 20F and “Document de reference” are also available upon request at Dassault Systèmes’ headquarters, 9, quai Marcel Dassault 92150 Suresnes, France.

The following documents are included in the “Document de Référence”:
•	2007 Annual Financial Report established in accordance with the provisions of the French Code monétaire et financier
•	Annual Management Report from the Board of Directors to the General Meeting established in accordance with the French Code of commerce
•	Report of the Chairman on corporate governance and internal control procedures
•	Information on independent public accountants’ fees received by the Auditors of Dassault Systèmes
•	Annual Information Document (« Document d’information annuel »)
•	Description of the share repurchase program proposed to the General Meeting

About Dassault Systèmes:
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, Dassault Systèmes brings value to more than 100,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance to recycling. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product - SolidWorks for 3D mechanical design - DELMIA for virtual production - SIMULIA for virtual testing - ENOVIA for global collaborative lifecycle management, and 3DVIA for online 3D lifelike experiences. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com.

CATIA, DELMIA, ENOVIA, SIMULIA, SolidWorks and 3DVIA are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

CONTACTS:
Dassault Systèmes:
Valérie Agathon/Béatrix Martinez
+33.1.40.99.69.24

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: April 7, 2008	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Senior EVP and Chief Financial Officer